UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Navios Maritime Acquisition Corporation
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
Y62159101
(CUSIP Number)
Vasiliki Papaefthymiou
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38
+30-210-4595000
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
April 23, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navios Maritime Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		10,297,725(1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,297,725(1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,297,725(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

32.6%(1)

14	TYPE OF REPORTING PERSON*

CO
(1) Does not include 6,035,000 shares of common stock issuable upon exercise of warrants underlying the sponsor units, which are not currently exercisable and will not become exercisable within 60 days. Also does not include 7,600,000 shares of common stock issuable upon exercise of the private placement warrants, which are not currently exercisable, but which may become exercisable within the next 60 days if the acquisition of vessels (the “Acquisition”) is approved and consummated. If the Acquisition is consummated, Navios Maritime Holdings Inc. will beneficially own 17,897,725 shares of common stock, which would represent 45.6% of the Issuer’s outstanding common stock as of April 8, 2010.

Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amadeus Maritime S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Panama

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

	0%

14	TYPE OF REPORTING PERSON*

	CO

Page 3 of 7 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Angeliki Frangou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Greek

	7	SOLE VOTING POWER

NUMBER OF		200,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		200,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

	200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

	0.6%

14	TYPE OF REPORTING PERSON*

	IN

Page 4 of 7 pages

Explanatory Note
Except as specifically amended and supplemented by this Amendment No. 1, all other provisions of the Schedule 13D filed by the Reporting Persons on April 8, 2010 (the “Original Schedule 13D”) remain in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
          This Amendment No. 1 supplements Item 3 of the Original Schedule 13D by inserting the following paragraph immediately after the first paragraph of Item 4 of the Original Schedule 13D:
          Holdings used an aggregate of $42,411,326.99 from its working capital to fund the Common Stock purchases subject to and described in this Amendment No. 1.
Item 4. Purpose of Transaction
          This Amendment No. 1 supplements Item 4 of the Original Schedule 13D by inserting the following paragraphs immediately after the first paragraph of Item 4 of the Original Schedule 13D:
          On April 14, 2010, the Holdings purchased 29,700 shares of Common Stock in a privately negotiated purchase at a price of $9.91 per share, for an aggregate purchase price of $294,327.
          On April 15, 2010, the Holdings purchased 23,300 shares of Common Stock in a privately negotiated purchase at a price of $9.91 per share, for an aggregate purchase price of $230,903.
          On April 16, 2010, the Holdings purchased 2,200 shares of Common Stock in a privately negotiated purchase at a price of $9.91 per share, for an aggregate purchase price of $21,802.
          On April 20, 2010, the Holdings purchased 2,275,000 shares of Common Stock in a privately negotiated purchase at a price of $9.95 per share, for an aggregate purchase price of $22,636,250.
          On April 21, 2010, the Holdings purchased 1,932,525 shares of Common Stock in a privately negotiated purchase at a price of $9.9497 per share, for an aggregate purchase price of $19,228,043.99.
Item 5. Interest in Securities of the Issuer
          This Amendment No. 1 amends and restated Items 5(a)-(c) of the Original Schedule 13D as set forth below:
          (a), (b) As of April 26, 2010, Holdings beneficially owns 10,297,725 shares of the Issuer’s Common Stock, which does not include 7,600,000 shares of Common Stock issuable upon exercise of private placement warrants, which are not currently exercisable, but which may become exercisable within the next 60 days if the Acquisition is approved and consummated, and does not include 6,035,000 shares of Common Stock issuable upon exercise of warrants underlying the sponsor units, which are not currently exercisable and will not become exercisable within 60 days. The warrants underlying the sponsor units are not exercisable unless and until the reported last sale price of the Common Stock equals or exceeds $13.75 per share for any 20 days within any 30-trading day period beginning 90 days after the initial business combination. Angeliki Frangou beneficially owns 200,000 shares of the Issuer’s Common Stock. Ms. Frangou is Chairman of the Board of Directors, Chief Executive Officer and a principal stockholder of Holdings. Holdings, Amadeus and Angeliki Frangou may be deemed members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Ms. Frangou disclaims beneficial ownership of any shares of Common Stock owned by Holdings and Holdings disclaims beneficial ownership of any shares of Common Stock owned by Ms. Frangou or Amadeus, other than those shares of Common Stock for which such Reporting Person may exercise direct voting or dispositive power. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for any purpose, the beneficial owner of any securities that are owned by any other Reporting Persons.
          (c) The following transactions, the aggregate number of which are reported herein, were effected during the past 60 days:

Page 5 of 7 pages

		Shares of Common
Reporting Person	Date of Purchase	Stock Purchased	Price Per Share
Navios Maritime Holdings Inc.	4/14/10	29,700	$9.91
Navios Maritime Holdings Inc.	4/15/10	23,300	$9.91
Navios Maritime Holdings Inc.	4/16/10	2,200	$9.91
Navios Maritime Holdings Inc.	4/20/10	2,275,000	$9.95
Navios Maritime Holdings Inc.	4/21/10	1,932,525	$9.9497

Page 6 of 7 pages

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Navios Maritime Holdings Inc.
Date: April 26, 2010	By:	/s/ Angeliki Frangou
		Name:	Angeliki Frangou
		Title:	Chief Executive Officer

Amadeus Maritime S.A.
	By:	/s/ Jose Silva
		Name:	Jose Silva
		Title:	President

/s/ Angeliki Frangou (individually)

Page 7 of 7 pages